Mail Stop 4561

June 10, 2008

Ms. Judy Bruner
Executive Vice President, Administration
and Chief Financial Officer
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

> **Re: SanDisk Corporation**
> **Form 10-K for Fiscal Year Ended December 30, 2007**
> **Filed February 25, 2008**
> **File No. 000-26734**

Dear Ms. Bruner:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 44

1.   In comment number 1 of our letter dated June 20, 2007, relating to your Form 10-K for the fiscal year ended December 31, 2006, we indicated that your discussion of operating cash flow did not address certain material items or their impact on your cash flows. In your response letter dated July 2, 2007, you indicated that in future filings you would provide more granular disclosure of operating cash flow activities. We note that the disclosure in your 2007 Form 10-K does not appear to provide any additional insight into your operating cash flows. In this regard, we note that you continue to list several sources and uses of cash without disclosing the underlying reasons for these changes or how they impacted operating cash flow. Please tell us how the disclosure under this section reflects the assertion made in your July 2, 2007 letter and tell us how you concluded that your disclosures comply with Section IV.B.1 of SEC Release 33-8350.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

2.   Tell us how you considered disclosing sales and maturities of marketable securities separately within the investing section of your statements of cash flows. Refer to paragraph 18 of SFAS 115.

Notes to Consolidated Financial Statements

Note 16: Litigation, page F-44

3.   We note that you entered into settlements with Ritek and Memorex in 2007 but you have not disclosed the amounts of the respective settlements. This would appear to indicate that you do consider the effect of these settlements to be immaterial to your financial statements. If true, please confirm to us that these settlements were not material. If not, please tell us why you have not disclosed the amounts of the respective settlements.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief